AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON May 16, 2007
Registration No. 333-140483

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 3
to
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
NUMEREX CORP.
(Exact name of registrant as specified in its charter)

Pennsylvania	11-2948749
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1600 Parkwood Circle
Suite 500
Atlanta, Georgia 30339-2119
(770) 693-5950
(Address, including zip code and telephone number of Principal Executive Offices)
STRATTON NICOLAIDES
CHIEF EXECUTIVE OFFICER
NUMEREX CORP.
1600 PARKWOOD CIRCLE, SUITE 200
ATLANTA, GEORGIA 30339-2119
(770) 693-5950
Fax. No. (770) 693-5951
(Name, address, including zip code, and telephone number, including area code, of agent for service of each registrant)
WITH A COPY TO:
RICHARD E. BALTZ
ARNOLD & PORTER LLP
555 TWELFTH STREET, NW
WASHINGTON, D.C. 20004
(202) 942-5000
Fax. No. (202) 942-5999
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable, after this registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT, WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE

Subject to Completion
Preliminary Prospectus Dated May 16, 2007
Numerex Corp.
Up to 1,152,822 shares of our Class A Common Stock
     This prospectus relates to the offer and sale from time to time of up to 1,152,822 shares of our Class A common stock (“common stock”) by the persons listed in this prospectus under the heading “Selling Stockholders.” Information on the Selling Stockholders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided under the headings “Selling Stockholders” and “Plan of Distribution.” The price at which the Selling Stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.
     Our common stock is quoted on the Nasdaq Global Market and traded under the symbol “NMRX.”
     Our principal executive offices are located at 1600 Parkwood Circle, Suite 500, Atlanta, Georgia 30339-2119 and our telephone number is (770) 693-5950.
     We urge you to consider the high degree of risk involved in investing in our common stock. See “Risk Factors” beginning on page 2 for a discussion of certain material factors that you should consider in connection with an investment in our securities.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 16, 2007.

     You should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.
     We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

INFORMATION ABOUT NUMEREX
     We are a leader in providing wireless fixed and mobile machine-to-machine (M2M) solutions, as well as a broad range of reliable, competitive network services and technology. A single-source provider for M2M requirements, we enable real-time wireless data communications, monitoring, tracking, and service management tailored to the needs of each application, customer and industry, from vehicle location and tracking, to security and utilities.
     Our products and services are primarily marketed and sold through alliance partners and indirect channels including integrators, licensees and distributors. Wireless M2M network services and solutions are delivered through the Airdesk Wireless division. Wireless security solutions are delivered through the Uplink Security division. In addition to our core M2M business, we market proprietary digital multimedia and collaboration products to the educational and distance learning markets. We also provide networking and integration services to major telecommunications companies. We primarily serve customers throughout the United States, Canada, Puerto Rico, Mexico and Australia.
     Our principal executive offices are located at 1600 Parkwood Circle, Suite 500, Atlanta, Georgia 30339-2119. Our telephone number at that location is (770) 693-5950 and our website address is www.nmrx.com. Information contained on the website is not a part of this prospectus.

RISK FACTORS
     An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks before buying shares of our common stock. The following risks and uncertainties are not the only ones facing us. Additional risks and uncertainties of which we are unaware or we currently believe are not material could also adversely affect us. In any case, the value of our common stock could decline, and you could lose all or part of your investment. You should also refer to the other information contained in this prospectus or incorporated herein by reference, including our consolidated financial statements and the notes to those statements. See also, “Special Note Regarding Forward-Looking Statements.”
Risks Related to Our Financial Condition and Ownership Structure
We have a history of losses and are uncertain as to our future profitability.
     Although we earned a profit for the years ended December 31, 2005 and December 31, 2006 and for the quarter ended March 31, 2007, we have otherwise had a net loss each year since 1998. We may not sustain operating income, net earnings or positive cash flow from operations in the future.
     In addition, we expect to continue to incur significant operating costs and, as a result, will need to generate significant additional revenues to maintain profitability, which may not occur. If our revenues do not grow as needed to offset these costs, our business may not succeed.
     We are a holding company. Our only material assets are our ownership interests in our subsidiaries. Consequently, we depend on distributions or other intercompany transfers from our subsidiaries to make payments on our debt. In addition, distributions and intercompany transfers to us from our subsidiaries will depend on:
•	the earnings of our subsidiaries;

•	covenants contained in agreements to which we or our subsidiaries are, or may become, subject;

•	business and tax considerations; and

•	applicable law, including laws regarding the payment of dividends and distributions.
     We cannot assure you that the operating results of our subsidiaries or the distributions they make to us at any given time will be sufficient to make distributions or other payments to us or that any distribution and/or payments will be adequate to pay our debt, including interest payments, when due.
The structure of our company may limit the voting power of our stockholders and certain factors may inhibit changes in control of our company.

     The concentration of ownership of our common stock may have the effect of delaying, deferring or preventing a change in control, merger, consolidation or tender offer that could involve a premium over the price of our common stock. Currently, our executive officers, directors and greater-than-five percent stockholders and their affiliates, in the aggregate, beneficially own approximately 45% of our outstanding common stock. These stockholders, if they vote together, are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions and matters. The interests of these stockholders may be different than those of our unaffiliated stockholders and our unaffiliated stockholders may be dissatisfied with the outcome of votes that may be controlled by our affiliated stockholders.
     Our articles of incorporation generally limit holdings by persons of our common stock to no more than 10% without prior approval by our Board. Except as otherwise permitted by the Board, no stockholder has the right to cast more than 10% of the total votes regardless of the number of shares of common stock owned. In addition, if a person acquires holdings in excess of this ownership limit, our Board may terminate all voting rights of the person during the time that the ownership limit is violated, bring a lawsuit against the person seeking divestiture of amounts in excess of the limit, or take other actions as the Board deems appropriate. Our articles of incorporation also have a procedure that gives us the right to purchase shares of common stock held in excess of the ownership limit.
     In addition, our articles of incorporation permit our Board to authorize the issuance of preferred stock without stockholder approval. Any future series of preferred stock may have voting provisions that could delay or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interests of our common stockholders.
Risks Related to Our Business
The markets in which we operate are highly competitive, and we may not be able to compete effectively.
     We face competition from many companies with significantly greater financial resources, well-established brand names and larger customer bases. Numerous companies also may try to enter our market and expose us to greater price competition for our services. We expect competition to intensify in the future. If our competitors successfully focus on the markets we serve, our business could be adversely affected.
We operate in new and rapidly evolving markets where rapid technological change can quickly make products, including those that we offer, obsolete.
     We operate in industries that are subject to evolving industry standards, rapid technological changes and rapid changes in customer demands. These changes, individually or collectively, can adversely affect our business. If the demand for our products declines due to changes in technology, and we are unable to develop new products and services that successfully address market demand, our business will be adversely affected. In the event we keep pace with technological change, any delays in the development, introduction and marketing of new wireless or digital multimedia products and services by us, or our suppliers, could have an adverse effect on our business.

Failure of our products and services to gain market acceptance would adversely affect our financial condition.
     Over the past three years we have introduced a system enabling alarm signals to be transmitted over the cellular network to central monitoring stations; a cellular and GPS-based vehicle tracking solution, a vending machine monitoring and management solution; and a desktop multimedia videoconferencing software package. If these products and services, or any of our other existing products and services, do not perform as expected, or if our sales are less than expected, our business may be adversely affected.
Our current business plan contemplates significant expansion, which we may be unable to manage.
     To the extent that we are successful in implementing our business strategy, we may experience periods of rapid expansion in the future. In order to effectively manage growth, whether organic or through acquisitions, we will need to maintain and improve our operating systems and expand, train and manage our employees. Our expansion through acquisitions is contingent on successful management of those acquisitions, which will require proper integration of new employees, processes and procedures and information systems, which can be both difficult and taxing from a human resources perspective. In addition, we must carefully manage product inventory levels to meet demand. Inaccuracies in expected demand could result in insufficient or excessive inventories and unexpected additional expenses. We must also expand the capacity of our sales, distribution and installation networks in order to achieve continued growth in our existing and future markets. The failure to manage growth effectively in any of these areas could have a material adverse effect on our business, financial condition and results of operations.
We may require additional capital to fund further development, and our competitive position could decline if we are unable to obtain additional capital.
     To address our long-term capital needs, we intend to continue to pursue strategic relationships that would provide resources for the further development of our product candidates. There can be no assurance, however, that these discussions will result in relationships or additional funding. In addition, we may continue to seek capital through the public or private sale of securities, if market conditions are favorable for doing so. If we are successful in raising additional funds through the issuance of equity securities, stockholders will likely experience substantial dilution, or the equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If we raise funds through the issuance of debt securities, those securities would have rights, preferences and privileges senior to those of our common stock. There can be no assurance that we will be successful in seeking additional capital.

If we experience product defects or failures, our costs could increase and delay product shipments.
     Our products and services are complex. While we test our products, they may still have errors, defects or bugs that we find only after commercial production has begun. In the past, we have experienced errors, defects and bugs in connection with new products. Our customers may not purchase our products if the products have reliability, quality or compatibility problems. Furthermore, product errors, defects or bugs could result in additional development costs, diversion of resources from our other development efforts, claims by our customers or others against us, or the loss of credibility with our current and prospective customers. Historically, the time required for us to correct defects has caused delays in product shipments and resulted in lower than expected revenues. Significant capital and resources may be required to address and fix problems in new products.
     If our products do not function properly, we may have lower than expected revenues, and net income would likely be adversely impacted.
We depend on contract manufacturers to manufacture substantially all of our products, and any delay or interruption in manufacturing would result in delayed or reduced shipments to our customers.
     We outsource the manufacturing of our products to independent companies and do not have internal manufacturing capabilities to meet the demands of our customers. Any delay, interruption or termination of the manufacture of our products could harm our ability to provide our products to our customers and, consequently, could have a material adverse effect on our business and operations.
A large portion of our revenues is derived from sales to distributors, and changes in the productivity of our distribution channels or any disruption of our distribution channel could adversely affect the sale of our products and services.
     We primarily sell our products through distributors. Our sales could be affected by disruptions in the relationships between our distributors and us or between our distributors and end users of our products or services. Also, distributors may choose not to emphasize our products and services to their customers. Any of these actions or results could lead to decreased sales.
If we do not adapt to changing regulations that affect us, our business would suffer.
     We operate in a technological environment characterized by rapid change in products, capabilities, and both consumer and societal expectations. As a result, the regulatory environment in which we operate is continually changing as it adjusts to address new issues in a rapidly changing industry. Future regulations could make our products illegal or obsolete, or may require us to make substantial changes to our products in order to continue to market them. For example, by February 18, 2008, cellular carriers in the United States will no longer be required by the FCC to provide analog service pursuant to the Advanced Mobile Phone Service (AMPS) standard. (No date has been set for ending analog service in Canadian provinces. However, cellular carriers in Canada have made the determination to follow the U.S. and have begun their transition from analog to digital networks as well.)

     Cellular carriers may stop offering analog AMPS cellular service. Cellemetry, which currently operates using AMPS cellular service, would have to begin operating on other wireless service channels, and customers who use services that involve Cellemetry would have to replace incompatible equipment. Other products and services that we make and that depend on Cellemetry, such as MobileGuardian, would be similarly affected. While we have developed a digital standard, we might not be successful in transitioning our existing customer base to such standard.
     Many of the ultimate consumers of our PowerPlay products and services are elementary and secondary schools that pay for their purchases with funding that they receive through the Schools and Libraries Program (commonly known as the “E-Rate Program”) administered by the Universal Service Fund, which is administered by the Universal Service Administrative Company (USAC) under the direction of the Federal Communications Commission (FCC). Changes in this program could affect demand for our PowerPlay products and services.
We may not be able to achieve our organic growth goals if we do not operate our network efficiently and generate additional traffic.
     Our long-term success depends on our ability to operate, manage and maintain a reliable and cost effective network, as well as our ability to keep pace with changes in technology. Furthermore, our network operations are dependent on third parties. If we experience technical or logistical impediments to our ability to transfer traffic onto our network, fail to generate additional traffic on our network, or if we experience difficulties with our third party providers, we may not achieve our revenue goals or otherwise be successful in growing our business.
We may lose customers if we experience system failures that significantly disrupt the availability and quality of the service our network provides.
     The operation of our network depends on our ability to avoid or limit any interruptions in service to our customers. Interruptions in service or performance problems, for whatever reason, could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new customers. In addition, because most of our customers are businesses, any significant interruption in service could result in lost profits or other losses to our customers. Although we attempt to disclaim or limit liability in our agreements with these customers, a court may not enforce a limitation on liability, which could expose us to losses.
     The failure of any equipment on our network, or that of a customer, could result in the interruption of that customer’s service until necessary repairs are made or replacement equipment is installed. Network failures, delays and errors may result from natural disasters, power losses, security breaches, viruses or terrorist acts. These failures or faults cause delays, service interruptions, expose us to customer liability or require expensive modifications that could have a material adverse effect on our business and operating results.

We may have difficulty identifying the source of a problem in our network.
     If a problem occurs on our network, it may be difficult to identify the source of the problem due to the overlay of our network with the cellular telephone network and our network’s reliance on the cellular network. The occurrence of hardware or software errors, regardless of whether such errors are caused by our products or our network, may result in the delay or loss of market acceptance of our products and services, and any necessary revisions may result in significant and additional expenses. The occurrence of some of these types of problems may seriously harm our business, financial condition or operations.
We operate internationally, which subjects us to international regulation and business uncertainties that create additional risk for us.
     We are doing business in Australia, Canada, China, Mexico, Puerto Rico and Japan. Accordingly, we are subject to international regulation and business uncertainties. International sales and operations may be subject to additional risks than those risks in the United States, such as the following:
•	imposition of government controls;

•	political instability;

•	export license requirements;

•	restrictions on the export of critical technology;

•	currency exchange rate fluctuations;

•	generally longer receivable collection periods and difficulty in collecting accounts receivable;

•	trade restrictions and changes in tariffs;

•	difficulties in staffing and managing international operations; and

•	potential insolvency of international dealers and distributors.
     In addition, the laws of certain countries do not protect our products as much as the laws of the United States, which may lead to the potential loss of our proprietary technology through theft, piracy or a failure to protect our rights. These factors may have a material adverse effect on our future international sales and, consequently, on our business and results of operations.

The loss of intellectual property protection, specifically, our patents, both U.S. and international, could have a material adverse effect on our operations.
     Our future success and competitive position depend upon our ability to obtain and maintain intellectual property protection, especially with regard to patents on the technology used in our core business. Loss of such protection could compromise any advantage obtained and, therefore, impact our sales, market share and results. Furthermore, our future or pending patent applications may not be issued with the scope of the claims sought by us, if at all. In addition, others may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents owned or licensed by us. Effective patent, trademark, copyright and trade secret protection may be unavailable or limited in foreign countries where we may need protection. We cannot be sure that steps taken by us to protect our technology will prevent misappropriation of the technology.
     Our services are highly dependent upon our technology and the scope and limitations of our proprietary rights therein. In order to protect our technology, we rely on a combination of patents, copyrights and trade secret laws, as well as certain customer licensing agreements, employee and third-party confidentiality and non-disclosure agreements, and other similar arrangements. If our assertion of proprietary rights is held to be invalid, or if another party’s use of our technology were to occur to any substantial degree, our business, financial condition and results of operations could be materially adversely affected.
Our competitors may obtain patents that could restrict our ability to offer our products and services, or subject us to additional costs, which could impede our ability to offer our products and services and otherwise adversely affect us.
     Several of our competitors have obtained and can be expected to obtain patents that cover products or services directly or indirectly related to those offered by us. There can be no assurance that we are aware of all patents containing claims that may pose a risk of infringement by its products or services. In addition, patent applications in the United States are confidential until a patent is issued and, accordingly, we cannot evaluate the extent to which our products or services may infringe on future patent rights held by others.
     Furthermore, even with technology that we develop independently, a third party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research and development and the sale of any of our products or services. These lawsuits are expensive and would consume time and other resources. The court could decide that we are infringing the third party’s patents and order us to stop the activities claimed by the patent and/or order us to pay the other party damages for having infringed its patents. There is no guarantee that the prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms.
     Some licenses we obtain may be nonexclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, and there can be no assurance that we would be able to design and incorporate alternative technologies, without a material adverse effect on our business, financial condition and results of operations.

Our products and information are subject to secrecy and confidentiality obligations, violations of which may not be able to be remedied.
     Although we have taken, and will continue to take, steps to protect the confidential nature of our proprietary and trade secret information, we cannot control whether secrecy obligations will be honored or whether disputes will arise related to this information. There is a risk that the steps we have taken will not prevent misappropriation of our technology or that others might independently develop substantially equivalent products and processes or otherwise gain access to our technology. In addition, we cannot rule out that we will not be subjected to claims from others that we are infringing on their patents or are misappropriating their trade secrets or confidential proprietary information.
     We seek to protect our trade secrets and proprietary know-how, in part, through confidentiality agreements with our employees and licensees. We cannot guarantee you that the other parties will not violate these agreements, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently developed by competitors. We cannot be certain that we will, in connection with every relationship, be able to maintain the confidentiality of our technology, which if released could materially affect our business. To the extent that our licensees develop inventions or processes independently that may be applicable to our products, disputes may arise as to the ownership of the proprietary rights to this information. These inventions or processes will not necessarily become our property, but may remain the property of these persons or their full-time employers. We could be required to make payments to the owners of these inventions or processes, in the form of either cash or equity, or a combination of both.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus and our reports filed with the SEC contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, among other things, statements regarding trends, strategies, plans, beliefs, intentions, expectations, goals and opportunities. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “strategy,” “plan,” “outlook,” “outcome,” “continue,” “remain,” “trend,” and variations of such words and similar expressions, or future or conditional verbs such as ‘‘will,’’ ‘‘would,’’ “should,” “could,” “may,” or similar expressions. All statements and information herein and incorporated by reference herein, other than statements of historical fact, are forward-looking statements that are based upon a number of assumptions concerning future conditions that ultimately may prove to be inaccurate. Many phases of our operations are subject to influences outside our control. We caution that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, which may change over time. These forward-looking statements speak only as of the date of this report, and we assume no duty to update forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements and future results could differ materially from historical performance based on factors such as:
•	technological shifts;

•	changing regulatory requirements;

•	product warranty claims;

•	obsolete inventory or product returns;

•	availability of competitive products or services, such as our network, at prices below our prices;

•	the risk of unanticipated increased costs for carrier services;

•	implementation of operating cost structures that align with revenue growth; the financial condition of our customers and resellers;

•	entry into markets with vigorous competition; and

•	market acceptance of new products and services and continued acceptance of existing products and services.

SELLING STOCKHOLDERS
     This prospectus relates to the offer and sale of up to 1,122,882 shares of our common stock by Laurus Master Fund, Ltd (“Laurus”). This prospectus also relates to the offer and sale of up to 30,000 shares of our common stock by Hayden Communications, Inc. upon the exercise of warrants. Hayden Communications, Inc. owns a warrant exercisable for up to 30,000 shares of our common stock at an exercise price of $5.15 per share. We issued the warrant to Hayden Communications, Inc, in 2006. The warrant is exercisable until January 12, 2010.
     Effective as of December 29, 2006, we completed a private placement to Laurus of (i) a secured convertible term note in the principal amount of $10,000,000 and (ii) a warrant to purchase up to 158,562 shares of our common stock. Interest accrues on the note at a rate of 9.5% annually. The note has a four year term and is secured by substantially all of our assets and the assets of certain of our subsidiaries. Interest and principal under the note may be paid in either cash or, subject to certain conditions, in shares of our common stock. If payments are made in cash, principal reductions will begin in July 2007 and will continue for the next 42 months with the final payment due in December 2010. We may only use common stock to make payments on the convertible note if the price per share of the common stock for the seven trading days immediately prior to conversion is equal to or greater than $11.41. The holder may convert the entire principal amount of the convertible note, and any accrued interest thereon, into common stock at a fixed conversion price equal to $10.37 per share.
     We have registered up to 964,320 shares of our common stock for resale in connection with the possible conversion of the convertible note. The conversion price represents an approximately 10% premium to the closing market price of $9.42 per share on December 29, 2006. Based on the closing market price per share on December 29, 2006, the total dollar value of the shares registered for resale under the convertible note is approximately $9,087,662.
     The warrant is exercisable by the holder until December 29, 2013. The holder will be entitled to receive, upon exercise of the warrant in whole or in part, shares of common stock at an exercise price of $10.13. Based on the closing market price per share on December 29, 2006, the total dollar value of the shares registered for resale on exercise of the warrant is approximately $1,606,233. The number of shares issuable upon exercise of the warrant may be adjusted for if we effect a reorganization, consolidate with or merge into any other person, or transfer all or substantially all of our properties or assets to any other person under any plan or arrangement contemplating our dissolution.
     The following table sets forth the net proceeds to us from the sale of the convertible note:

Gross Proceeds	$10,000,000
Commission to Laurus	(400,000)
Escrow Agent Fees	(2,500)
Other Fees	(35,000)
Net Proceeds to us	$9,562,500
     During the first year, we may be required to repay Laurus approximately $2.4 million in cash, consisting of 12 months of interest totaling $950,000 and six months of principal of approximately $1.4 million. Principal reductions begin in July 2007 and will continue for the next 42 months with the final payment due in December 2010. The Company may repay the convertible note in cash, either in whole or in part, without penalty, at any time.
     For the year ended December 31, 2006, we reported net income of $4.1 million. At December 31, 2006, we had cash and cash equivalents in excess of $20 million. Accordingly, we believe that we have the financial ability to make all payments of interest and principal on the convertible note in cash if we are required or choose to do so.
     Pursuant to the transaction documents, Laurus has represented and agreed that it will not engage in short sales of the Company’s stock, and Laurus had confirmed to the Company that it has not done so.
     The following table provides supplemental information with respect to the transaction completed with Laurus on December 29, 2006.

Shares outstanding prior to transaction held by persons other than Laurus, affiliates of Laurus or affiliates of the Company	9,213,174
Maximum number of shares registered for resale by Laurus or its affiliates in prior registration statements	2,785,393	(1)
Shares registered for resale by Laurus or its affiliates that continue to be held by Laurus or its affiliates	1,395,208	(1)
Shares sold in registered resale transactions by Laurus or its affiliates	1,390,185	(2)
Maximum number of shares registered for resale on behalf of Laurus in the current transaction	1,122,822
Maximum percentage of outstanding shares issuable to Laurus in the current transaction	12.2%
(1)	Includes up to 865,941 shares issuable upon exercise of warrants held by Laurus and also registered for resale.

(2)	Calculated based on information reported in a Schedule 13G filed by Laurus on February 14, 2007.

     As we have previously reported, prior to this transaction, we sold convertible notes totaling $11 million in three separate transactions to Laurus. These transactions consisted of convertible notes in principal amounts of $4.5 million, $1.5 million, and $5 million, respectively. We also issued warrants exercisable for 366,000 shares, 100,000 shares, and 241,379 shares, respectively. We did not have any obligations, arrangements or understandings with Laurus with respect to these transactions. Other than the repayment of principal and interest in accordance with the terms of the convertible note, we do not have any additional obligations to Laurus, and Laurus does not have any obligations to us. We have not granted Laurus, in connection with any of the financing arrangements described in the prospectus, a right of first refusal, piggyback registration right or any other benefit or right. We negotiated each of these transactions with Laurus on an arm’s length basis.
     The following table sets forth information concerning our prior transactions with Laurus:

Transaction Date	January 13, 2004	January 28, 2005	May 30, 2006

Principal Amount of Note	$4,500,000	$1,500,000	$5,000,000[1]
Commission to Laurus	(157,500)	(52,500)	(200,000)
Agent Fee	(145,000)	0	0
Other Fees	(35,000)	(15,000)	(18,750)
Net Proceeds to us	$4,162,500	$1,432,500	$4,762,500

Shares outstanding immediately prior to the transaction	10,790,147	10,834,041	12,308,019
Shares outstanding prior to each transaction held by persons other than Laurus, affiliates of Laurus or affiliates of the Company	7,220,060	7,272,274	8,470,794
Maximum number of shares issued or issuable pursuant to each Note	1,063,558	223,783	632,111
Maximum percentage of outstanding shares issuable to Laurus pursuant to each Transaction[2]	19.8%	4.5%	10.3%
Shares registered for resale by Laurus pursuant to each Note	1,063,558	223,783[3]	632,111
Market Price Per Share Immediately prior to Transaction	$4.25	$5.25	$7.25
Fixed Conversion Price Per Share	$4.56	$5.31	$7.91
Number of Shares Issued upon conversion of Note[4]	709,000	238,000	632,000

Shares subject to Warrants and registered for resale by Laurus	366,000 [5]	100,000	241,379
Exercise Price of Warrants	150,000 shares at $4.75/share	50,000 shares at $5.51/share	$7.73/share

	100,000 shares at $5.17/share	50,000 shares at $5.72/share

	116,000 shares at $5.99/share

[1]	We also issued a non-convertible note to Laurus in the principal amount of $5 million at the time of this transaction. In connection with this note, we paid Laurus a commission of $200,000 and additional fees of $18,750. The note bears interest at 9.75% and matures on May 30, 2010. There are no restrictions or penalties for early repayment.

[2]	Percentage calculated by taking the maximum number of shares issued or issuable in connection with the conversion of the applicable Note and Warrants and dividing that number by the number of shares issued and outstanding prior to the transaction held by persons other than Laurus Master Fund, affiliates of the company, or affiliates of Laurus Master Fund.

[3]	This excludes 1,429,558 shares that we carried over from the resale registration statement relating to the January 2004 transaction pursuant to Rule 429.

[4]	As previously disclosed, under the terms of each convertible note, we could require Laurus to convert all or a portion of the principal of the convertible note if the price of our common stock exceeded specified thresholds. The number of shares issued on conversion of the convertible notes includes both voluntary conversions and conversions that we required. We have previously reported the conversions of the convertible notes on Current Reports on Form 8-K.

[5]	Includes a warrant covering 66,000 shares issued under the terms of a registration rights agreement.
     According to an amendment to its Schedule 13G filed on February 14, 2007, Laurus continues to hold 529,267 shares of our common stock received on conversion of the convertible notes and warrants covering the number of shares set forth in the above table. As of December 31, 2006, with respect to the three transactions described above, no amounts remain payable.
     As of April 20, 2007, the current market price of the Company’s stock subject to the transactions was $10.98.
     The material terms of each of our transactions with Laurus have been described in our previous filings with the Securities and Exchange Commission (the “SEC”). We filed a Current Report on Form 8-K on January 15, 2004 to describe the terms of the January 13, 2004 financing; a Current Report on Form 8-K on February 3, 2005 to describe the January 28, 2005 financing; and a Current Reports on Form 8-K on June 5, 2006 to describe the May 30, 2006 financing. Each of the these Current Report of Form 8-K are hereby incorporated by reference into this prospectus. In addition, we reported conversions of the Notes in Current Reports on Form 8-K or in other periodic reports filed with the SEC.

     All information contained in the table below with respect to Laurus is based upon information provided pursuant to the amendment to a Schedule 13G filed by Laurus on February 14, 2007. All information in the table below with respect to Hayden Communications, Inc. is based upon information provided to us and we have not independently verified this information. The Selling Stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The Selling Stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.
     The following table sets forth information with respect to the beneficial ownership of shares of common stock by the Selling Stockholders as of December 29, 2006 assuming conversion of the convertible note and exercise of the warrant. The calculation of the shares beneficially owned takes into account the limitation on more than 9.99 % beneficial ownership contained in the convertible note and the warrant (as discussed below in note 1).

	Number of Shares			Number of Shares
	Beneficially Owned		Number of	Beneficially Owned
Selling Stockholder	Prior to Offering		Shares Offered	After Offering[1]
Laurus Master Fund, Ltd.[2]	529,267	[3]	1,122,882	0	[3]
Hayden Communications, Inc.	0		30,000	0

[1]	Assumes the sale of all shares of common stock offered hereby and no other transactions in the common stock by either selling stockholder or its respective affiliates.

[2]	Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares owned by Laurus Master Fund, Ltd. David Grin and Eugene Grin are the principals of Laurus Capital Management LLC. The address for Messrs. Grin is c/o Laurus Capital Management, LLC, 825 Third Avenue, 14th Floor, New York, New York 10022

[3]	Pursuant to an amendment to a Schedule 13G filed by Laurus on February 14, 2007, Laurus directly owns 529,267 shares of our common stock. Additionally, Laurus holds warrants to purchase an aggregate of 865,941 shares of our common stock (the “Laurus Warrants”), and the Convertible Term Note, dated as of December 29, 2006, in the aggregate principal amount of $10,000,000 (the “Note”).

Notwithstanding the foregoing, the Laurus Warrants contain an issuance limitation prohibiting Laurus from exercising those securities to the extent that such exercise would result in beneficial ownership by Laurus of more than 9.99% of the shares of our common stock then issued and outstanding (the “Issuance Limitation”). The Issuance Limitation may be waived by Laurus upon at least 61 days or more prior notice to us. Accordingly, while all shares that are issuable to Laurus as payment of principal and interest or upon exercise of the warrant or conversion of the note are included in the number of shares of common stock being offered in the table, shares which the selling stockholder is prevented from acquiring as a result of the Issuance Limitation are not shown as beneficially owned. The actual number of shares of our common stock offered hereby, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon exercise of the warrant or conversion of the note by reason of adjustment mechanisms described therein or by reason of any future stock splits, stock dividends or similar transactions involving our common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act of 1933 (the “Securities Act”). Unless otherwise indicated, the selling stockholder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholder.

PLAN OF DISTRIBUTION
     The shares of our common stock covered hereby may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of shares of common stock currently held by the Selling Stockholders. The Selling Stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account; an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Stockholders. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
     The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as a Selling Stockholder under this prospectus.

     The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b )(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.
     The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.
     The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of our common stock and activities of the Selling Stockholders.
LEGAL MATTERS
     An opinion has been rendered by the law firm of Catania & Parker, L.L.P. to the effect that the shares of common stock offered by the Selling Stockholders under this prospectus are validly issued, fully paid and non-assessable.
EXPERTS
     The financial statements and schedule as of and for the year ended December 31, 2006 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to part of this prospectus. These documents may include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. Any documents that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC. Thus, for example, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.
     This prospectus incorporates by reference the documents listed below that we previously have filed with the SEC and any additional documents that we may file with the SEC (File No. 0-22920) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering of the securities offered hereby. These documents contain important information about us.

1.	The Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 27, 2007;

2.	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 14, 2007;

3.	The Company’s Definitive Proxy Statement filed with the SEC on April 10, 2007;

4.	The Company’s Current Reports on Form 8-K filed with the SEC on January 5, 2007 and April 13, 2007; and

5.	The description of the Company’s Common Stock contained in the Company’s Registration Statement on Form S-l filed under the Exchange Act on February 28, 1995, including any amendment or report filed for the purpose of updating such description.

     We also incorporate all documents we subsequently file with the SEC pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement. The information in these documents subsequently filed will update and supersede the information in this prospectus.
     We will provide at no cost to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. Investors should direct requests to Colleen Adams, Numerex Corp., 1600 Parkwood Circle SE, Suite 500, Atlanta, Georgia 30339, telephone: (770) 693-5950, fax: (770) 693-5951.

WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational requirements of the Securities Exchange Act of 1934 pursuant to which we file reports and other information with the SEC. These reports and other information may be inspected and copied at public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The public may obtain information about the SEC’s Public Reference Section by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet web site that contains periodic and other reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.
     All information concerning us contained in this prospectus has been furnished by us. No person is authorized to make any representation with respect to the matters described in this prospectus other than those contained in this prospectus and if given or made, any such representation must not be relied upon as having been authorized by us or any other person.
     We have not authorized anyone to give any information or make any representation about our Company that is different from, or in addition to, that contained in this prospectus. Therefore, if anyone gives you such information, you should not rely on it. You should not assume that the information contained in this document is accurate after the date of this prospectus unless the information specifically indicates that another date applies.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the registrant.

Securities and Exchange Commission Registration Fee	$1,245.91
Accounting Fees and Expenses	$10,000.00
Legal Fees and Expenses	$20,000.00
Printing Fees and Expenses	$1,000.00
Miscellaneous	$500.00

Total	$32,745.91
     Each amount set forth above, except the Securities and Exchange Commission registration fee, is estimated.
Item 15. Indemnification of Directors and Officers.
     Our Amended and Restated Articles of Incorporation and our Bylaws require us to indemnify each of our officers and directors to the fullest extent permitted by Pennsylvania law against certain expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an officer or director of the Company or is or was serving at our request as an agent. In addition, the Bylaws grant us the power to indemnify our employees and other agents under certain circumstances to the fullest extent permitted by applicable law against certain expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of us.
     We maintain directors’ and officers’ liability insurance policies insuring our directors and officers against certain liabilities and expenses incurred by them in their capacities as such, and insuring us under certain circumstances, in the event that indemnification payments are made by us to such directors and officers.

Item 16. Exhibits.

Exhibit 5 —	Opinion of Catania & Parker LLP with respect to the legality of the Common Stock being registered *

Exhibit 23.1 —	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm (filed herewith)

Exhibit 23.3 —	Consent of Catania & Parker LLP (included as part of Exhibit 5) *

Exhibit 24 —	Powers of Attorney of certain directors of the Company *

* Previously filed.
Item 17. Undertakings.
     The undersigned Registrant hereby undertakes:
A.	1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
a.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

b.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

c.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:
(i)	Paragraphs (A)(1)(a) and (A)(1)(b) of this section do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on May 16, 2007.

NUMEREX CORP. Registrant

By:	/s/ Stratton J. Nicolaides
Stratton J. Nicolaides,
Chief Executive Officer
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Principal Executive Officer:	Date

/s/ Stratton J. Nicolaides	May 16, 2007
Stratton J. Nicolaides,
Chief Executive Officer and Chairman

Principal Financial and Accounting Officer:

/s/ Alan B. Catherall Alan B. Catherall,	May 16, 2007
Chief Financial Officer and Principal Accounting Officer

Directors:

* Brian C. Beazer	May 16, 2007

* George Benson	May 16, 2007

* Nicholas A. Davidge	May 16, 2007

* Matthew J. Flanigan	May 16, 2007

* John G. Raos	May 16, 2007

* Andrew J. Ryan	May 16, 2007

* By:	/s/ Stratton J. Nicolaides
Stratton J. Nicolaides,
Attorney-in-Fact